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                                                                 EXHIBIT (A)(25)


   Pure Resources' Special Committee Recommends In Favor of Unocal's Proposed
                  Amended Offer Increasing the Exchange Ratio

MIDLAND, Texas, Oct. 9 - Pure Resources, Inc. (NYSE: PRS) announced today that the Special Committee of the Board of Directors has determined that Unocal Corporation's (NYSE: UCL) proposed amended offer to exchange 0.74 of a share of Unocal common stock for each outstanding share of Pure Resources common stock that it does not already own is fair and in the best interests of Pure Resources' stockholders, other than Union Oil and its affiliates, and recommends that the stockholders accept the exchange offer and tender their shares.

Pure Resources also announced that Jack Hightower, Pure Resources' Chairman of the Board, Chief Executive Officer and President, and other members of senior management had entered into an agreement with Unocal whereby they agreed to tender their shares of Pure Resources common stock in the revised exchange offer and to relinquish, pursuant to the terms of the agreement, their put rights as to owned shares and options to acquire Pure Resources common stock.

Unocal's revised exchange offer reflects an increase in the exchange ratio to
0.74 from 0.70. Unocal had previously increased the exchange ratio from 0.6527 to 0.70. Unocal has stated that it will extend its exchange offer for 10 business days from the date it files amended offering documents with the Securities and Exchange Commission. Unocal also announced that it will not waive the condition to the offer that a sufficient number of shares of Pure common stock are tendered to result in Unocal's Union Oil Company of California subsidiary owning at least 90% of Pure Resource's outstanding common stock.

On October 3, the Delaware Chancery Court issued a preliminary injunction that prevents Unocal from completing the exchange offer. The injunction relates to the structure of the minimum condition in the exchange offer and to certain disclosure matters in Unocal's offering materials and in Pure Resources'
Schedule 14D-9. Pure Resources will promptly file an amendment to the Schedule 14D-9 to address the Court's concerns and shortly thereafter will file another amended Schedule 14D-9 containing additional disclosure about the Special Committee's recommendation and Unocal's agreement with management on the put rights.

If stockholders need additional information, they should call Georgeson Shareholder Services at 1-888-201-2098.

Pure Resources is an independent exploration and production company that develops and produces oil and natural gas in the Permian Basin, the San Juan Basin, the Gulf Coast and the Gulf of Mexico. The Company also owns an undivided interest under approximately 6 million gross fee mineral acres throughout the Southern Gulf Coast region of the United States. Pure Resources was formed in May 2000 through the combination of Titan Exploration, Inc. and the Permian Basin Business Unit of Unocal Corporation.

This press release relates to Unocal's exchange offer commenced September 5, 2002. In connection with the exchange offer, Pure has filed certain materials with the Securities and Exchange Commission, including a Solicitation/Recommendation Statement on Schedule 14D-9. STOCKHOLDERS ARE URGED TO READ THE AMENDED SOLICITATION/RECOMMENDATION EXPECTED TO BE FILED SHORTLY BY AMENDMENT TO PURE'S SCHEDULE 14D-9, AS IT MAY BE FURTHER AMENDED FROM TIME TO TIME, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors can obtain a free copy of the Solicitation/Recommendation Statement and other materials filed by Pure Resources with the Securities and Exchange Commission at the Securities and Exchange Commission website at http://www.sec.gov . In addition, these materials may be obtained for free from Pure Resources by directing a request to Pure Resources, Inc., 500 West Illinois, Midland, Texas 79701, Attention: Investor Relations.